

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2020

David Hallal
Chief Executive Officer
AlloVir, Inc.
139 Main Street, Suite 500
Cambridge, MA 02142

   Re: AlloVir, Inc.
    Registration Statement on Form S-1
    Filed July 6, 2020
    File No. 333-239698

Dear Mr. Hallal:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 6, 2020 letter.

Registration Statement on Form S-1

Use of Proceeds, page 75

1. We note the disclose added in response to prior comment 6. Please expand your disclosure to indicate how far you expect the proceeds from the offering will allow you to proceed in the planned Phase 2 and Phase 3 clinical trials for Viralym-M, and the planned clinical trials for ALVR106, ALVR107, ALVR108 and ALVR109.

Redeemable Preferred Stock Redemption Agreement, page 183

2. We note your revisions in response to prior comment 15 and your disclosure regarding a "low double-digit percentage" in this and other sections of your prospectus. Please revise

your disclosure throughout your prospectus to narrow the ranges disclosed as "low double-digit" to no more than ten percentage points (for example, between ten and twenty percent, etc.).

You may contact Christine Torney at (202) 551-3652 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Tim Buchmiller at (202) 551- 3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Danielle Lauzon, Esq.